SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               Schedule 13G Under
             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under The Securities Exchange Act of 1934

                                (Amendment No.1)


                         Continental Information Systems
          ------------------------------------------------------------
                                (Name Of Issuer)

                                   Common Par
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    211497102
                         ------------------------------
                                 (Cusip Number)

                      (Continued on the following page(s))


                                Page 1 of 6 Pages

================================================================================
CUSIP No.   211497102    13G                                  Page 2 of 6 Pages
================================================================================
Continental Information Systems

================================================================================
1                    NAME OF REPORTING PERSON
                     S.S.  OR  I.R.S  IDENTIFICATION NO. OF ABOVE PERSON.
                     The Chase Manhattan Corporation - CMC
                     The Chase Manhattan Bank - CMB
--------------------------------------------------------------------------------
2                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (A)
                                                                       (B)
--------------------------------------------------------------------------------
3                    SEC USE ONLY

--------------------------------------------------------------------------------
4                    CITIZENSHIP OR PLACE OF ORGANIZATION
                     The Chase  Manhattan Corporation - Delaware
                     The Chase Manhattan Bank - New York
--------------------------------------------------------------------------------
NUMBER               5        SOLE VOTING POWER
OF                            CMC     - 596,978
SHARES                        CMB     - 596,978

--------------------------------------------------------------------------------
BENEFICIALLY         6        SHARED VOTING POWER
OWNED BY                      CMC    - None
                              CMB    - None
--------------------------------------------------------------------------------
EACH                 7        SOLE DISPOSITIVE POWER
REPORTING                     CMC    - 596,978
PERSON                        CMB    - 596,978

--------------------------------------------------------------------------------
WITH                 8        SHARED DISPOSITIVE POWER
                              CMC    - None
                              CMB    - None
--------------------------------------------------------------------------------
 9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              CMC    - 596,978
                              CMB    - 596,978
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                              CMC    - 8.6%
                              CMB    - 8.6%
--------------------------------------------------------------------------------
12        TYPE OF PERSON REPORTING*
                              CMC - HC
                              CMB - BK
================================================================================
                      * SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a).    Name of Issuer:               Continental Information Systems
              --------------
Item 1(b).    Address of Issuer's:          One Northern Concourse
              Principal Executive Offices:  P.O. Box 4785
              ---------------------------   Syracuse, NY 13221-4785

              Principal Executive Officer:  James P Hassett
              ---------------------------

Item 2(a).   Name of Person Filing:  This notice is filed by The Chase
             ---------------------   Manhattan Corporation (CMC) and its wholly
                                     owned subsidiaries, The Chase Manhattan
                                     Bank (CMB), and

Item 2(b).   Address of Principal Business    CMC: 270 Park Avenue
             -----------------------------         New York, NY 10017
             Office:
             ------
                                              CMB: 270 Park Avenue
                                                   New York, NY 10017

Item 2(c).   Citizenship:                     CMC  - Delaware
             -----------                      CMB  - New York

Item 2(d).   Title of Class of Securities:    Common Par, Par Value
             ----------------------------

Item 2(e).   CUSIP Number:                    211497102
             ------------

                         Continental Information Systems

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

          (a) [ ] Broker or dealer registered under Section 15 of the Act.

          (b) [X] Bank as defined in Section 3(a)(6) of the Act.

          (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act.

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act.

          (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

          (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or endowment Fund [see Section 240.13d-1(b)(1)(ii)(F)].

          (g) [X] Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G).

          (h) [ ] Group, in accordance with Section 240.13d-1(ii)(H).

Item 4.   Ownership:
          ---------

          (a)   Amount Beneficially Owned:          CMC  -  596,978
                As of December 31, 1998             CMB  -  596,978

          (b)   Percent of Class:                   CMC  -  8.6%
                                                    CMB  -  8.6%

          (c)   Number of shares as to which such person has:

             (i)  Sole power to vote or to direct the vote:
                                                    CMC  -  596,978
                                                    CMB  -  596,978

            (ii)  Shared power to vote or to direct the vote:
                                                    CMC  - None
                                                    CMB  - None
                                                    CMCC - None

                         Continental Information Systems

            iii)  Sole  power to dispose or to direct the disposition of:
                         CMC - 596,978
                         CMB - 596,978

           (iv)   Shared  power to dispose or to direct the disposition of:
                         CMC - 596,978
                         CMB - 596,978

Item 5.    Ownership of Five Percent or Less of a Class:
           Not applicable

Item 6.    Ownership of More than Five Percent on Behalf of Another Person:
           These securities were received in lieu of cash after restructuring of a loan made to the prinipal of the security.


Item 7. Identification and Classification of the Subsidiary Which Holds the Security Being Reported on by the Parent Holding Company:

           Pursuant to Rule 13(d) - 1 (c): This notice is filed on behalf of both CMC and its subsidiary, CMB. In lieu of attaching an exhibit hereto, the identity of CMB is as set forth on the cover page hereof. CMB is classified as a Bank, as such term is defined in Section (3) (a) (6) of the Securities Exchange Act of 1934, as amended,


Item 8.    Identification and Classification of Members of this Group:

           Not applicable.


Item 9.    Notice of Dissolution of Group:

           Not applicable.

           Continental Information Systems


Item 10.   Certification:

           By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and did not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


Signature: After reasonable inquiry and to the best of my knowledge and belief,
           I certify that the information set forth in this statement is true, complete and correct.


Dated:     Februray 9, 1999


The Chase Manhattan Bank                        THE CHASE MANHATTAN CORPORATION


/s/ Joan B. Williams                          /s/ Anthony J. Horan
----------------------                          --------------------
    Joan B. Williams                              Anthony J. Horan
    Compliance Officer                            Corporate Secretary


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